2000 ANNUAL REPORT

(EST COMPANY TRADEMARK GRAPHIC)

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
415 NORTH QUAY STREET, SUITE 4
KENNEWICK, WA 99336

Dear Shareholder,

Total revenues for fiscal year 2000 was $1,584,665 compared to 1999 revenues of $1,434,393, reflecting an increase of 10%, due to increased revenues from increased product sales to industrial automation and public safety mobile data computer projects, as well as increased engineering service revenues. Unfortunately, net income for 2000 declined to $23,944, from $52,301 for fiscal year 1999, due to the Company experiencing increased costs related to cost of material sold, advertising expenses and expenditures related to research and development projects.

During 2000, our development efforts were concentrated on the ESTeem 192E, a wireless modem employing the Ethernet protocol networking standard. The ESTeem 192E is in production, and is being prepared for Federal Communication Commission type acceptance as I write this letter. The ESTeem 192E is based on the ESTeem 192S platform completed during 1999. The development of this Ethernet based product holds potential for expanded applications and markets using Ethernet interface standards, than has been achievable with previous ESTeem products.

Overall, for 2001, we remain cautiously optimistic. The positive aspects of the new ESTeem 192E product with the potential market opportunities this product brings is exciting, however the possibility of negative national economic conditions that may occur during 2001, and how these economic conditions may effect the Company's revenues and profitability, are cause for concern.

We were saddened by the news that on January 15, 2001, Arthur Leighton, our long time and distinguished director, died. Art was a valued advisor and a good friend. His presence will be greatly missed, both by the Company and myself.

Thank you for your ongoing and continued support of Electronic Systems Technology, Inc.

T.L. Kirchner

President

COMPANY PROFILE

Electronic Systems Technology, Inc. ("EST" or the "Company") specializes in the manufacturing and development of wireless modem products. The Company employs research and development, manufacturing, and marketing resources to produce and market the Company's line of ESTeem (TM) Wireless Modem products and accessories. The Company's products provide innovative communication solutions for applications not served by existing conventional communication systems. The Company's products are offered in markets for process automation in commercial, industrial, and government arenas both domestically and internationally, and domestic markets for public safety communications infrastructure. The Company's products are marketed through direct sales, sales representatives, and domestic, as well as foreign resellers.

The Company was incorporated in the State of Washington in February 1984, and was granted a U.S. Patent for the "Wireless Computer Modem" in May 1987, and Canadian patent in October 1988. In the past three years, the Company has continued to improve its products to incorporate the latest technology and respond to customer needs and market opportunities. During 2000, the Company's development efforts concentrated on the development of the ESTeem 192E product line of spread spectrum, non-licensed radio frequency modems using Ethernet based communication protocols, which is to be brought to market during the first quarter of 2001. In an effort to continually expand its customer base, particularly in the industrial control arena, the Company continues with efforts to team with all major programmable logic controller (PLC) hardware vendors. The Company has also been involved from time to time as a hardware provider for Government programs such as the Core Automated Maintenance System (CAMS) for the U.S. Air Force and Automatic Identification Technology (AIT) for the U.S. Army. During 2000, the Company continued marketing ESTeem products for use in mobile data terminal applications by public safety entities, and continued to participate in foreign and domestic Supervisory Control and Data Acquisition (SCADA), Industrial Automation, and Government marketplaces.

PRODUCTS AND MARKETS

EST's products provide communication links between computers, peripherals, and instrumentation controls using radio frequency waves. The Company's products are packet burst, VHF & UHF FM radio modems, operating in radio frequency bands of 72 to 76 Megahertz (MHz), 150 to 174 MHz, 400 to 420 MHz, 450 to 470 MHz, and 2.4 Gigahertz (GHz).

The proliferation of computer applications in business, industry and public service has created a constantly changing environment of automation and networking, requiring increasing amounts of data transfer. Prior to the invention of the ESTeem modem, the majority of data transfers used telephone modems or direct cable connections, both of which have costly side effects. Telephone modems have a potentially expensive monthly charge for the use of telephone lines, and direct cable connections can have installation costs as much or more than the cost of the communication system. ESTeem wireless modem products provide a "Wireless Solution" by eliminating the need for conventional hardwiring and leased phone lines.

All of the ESTeem models ("ESTeems") come with industry standard asynchronous communications ports, giving users new dimensions to "Local Area Networking". As many as 253 devices can be interfaced on a single frequency. ESTeem wireless modems have over one hundred internal software commands, which are saved in non-volatile memory, allowing user friendly configuration for any application.

ESTeem Modems work on a packet burst communications concept. Packet systems, whether hardwired or radio, share the same principle of operation: data is taken from a standard RS-232C, RS-422 or RS-485 asynchronous port and is transmitted in "Electronic Packets". The size of the packet can be user defined from 1 to 2000 bytes of information, depending on model. Once a packet of data is formed, it is transmitted in a "burst," from one ESTeem modem to another ESTeem modem, hence the term "packet burst communications." ESTeem Modems provide data accuracy of greater than one part in 100 million. Internal Digi-Repeater features allow the user to increase operating range by relaying transmission through a maximum of three ESTeems to reach a destination ESTeem. An ESTeem can operate as an operating node, a repeater node, or both simultaneously, for added flexibility. Secure data communication is provided in the ESTeem products through use of proprietary technology and techniques, providing users of the products four definable security codes. If higher security is required, the ESTeem is compatible with asynchronous Data Encryption Standard (DES) encryption devices.

PRODUCT APPLICATIONS

Some of the major applications and/or industries for which the ESTeem products are being utilized are as follows:
Water and Waste Water Industry	Overhead Crane Control
Industrial Automation	Shop Floor Manufacturing
Remote Data Acquisition (SCADA)	Intra-Office/Building Computer Networking
Law Enforcement/Public Safety

Power Utility	Federal
Oil/Gas Pipeline	Ground Mobile Communications
Material Handling	Ship to Shore Communications
Flight Line Maintenance

PRODUCT LINES

Model 192C. A licensed narrow band packet burst transceiver for commercial, industrial, and public safety applications operating in the 450 to 470 MHz spectrum. The digitally synthesized transceiver is field tunable over the operating band in 6.25 KHz increments. Typical indoor and outdoor fixed base and mobile applications include point to point and point to multi-point digital data networking for distances to approximately 15 miles line-of-sight without the use of the digi-repeater option. Typical application uses for the ESTeem 192C are as follows:

Domestic: Industrial Automation, inventory control, public safety.
International: Telephone by-pass, and industrial automation.

Model 192F. A licensed narrow band packet burst transceiver for foreign market commercial, industrial automation, public safety and Federal (USA only) applications operating in the 400 to 420 MHz spectrum. The digitally synthesized transceiver is field tunable over the operating band in 6.25 KHz increments. Typical indoor and outdoor fixed base and mobile applications include point to point and point to multi-point digital data networking for distances to approximately 15 miles line-of-sight without the use of the digi-repeater option. Typical application uses for the ESTeem 192F are as follows:

International: Telephone by-pass, industrial automation and inventory control.
Federal: Inventory and command control.

Model 192M. A licensed narrow band packet burst transceiver for foreign and domestic commercial, industrial automation, and public safety applications operating in the 150 to 174 MHz spectrum. The digitally synthesized transceiver is field tunable over the operating band in 6.25 KHz increments. Typical indoor and outdoor fixed base and mobile applications include point to point and point to multi-point digital data networking for distances to approximately 15 miles line-of-sight without the use of the digi-repeater option. Typical application uses for the ESTeem 192M are as follows:

Domestic: Industrial automation, inventory control, and public safety.
International: Telephone by-pass, industrial automation and SCADA.

Model 192V. A licensed narrow band packet burst transceiver for foreign and domestic commercial and industrial applications operating in the 72 to 73 MHz spectrum (66 to 72 and 74 to 76 custom order). The digitally synthesized transceiver is field tunable over the operating band in 20 KHz increments. Typical indoor and outdoor fixed base and mobile applications include point to point and point to multi-point digital data networking for distances to approximately 5 miles line-of-sight without the use of the digi-repeater option. Typical application uses for the ESTeem 192V are as follows:

Domestic: Industrial automation and inventory control
International: Telephone by-pass and industrial automation.

Model 192S. A low cost unlicensed direct sequence spread spectrum transceiver for foreign and domestic commercial and industrial applications operating in the 2.4 GHz spectrum. Typical indoor and outdoor fixed base and mobile applications include point to point and point to multi-point digital data networking for distances to approximately 10 miles line-of-sight without the use of the digi-repeater option. Typical application uses for the ESTeem 192S are as follows:

Domestic: Industrial automation and inventory control.
International: Telephone by-pass and industrial automation.
Federal: Inventory and command control.

Model 95. A low cost licensed narrow band packet burst transceiver for foreign and domestic commercial and industrial applications operating in the 72 to 73 MHz spectrum (66 to 72 and 74 to 76 custom order). The digitally synthesized transceiver is field tunable over the operating band in 20 KHz increments. Typical indoor and outdoor fixed base and mobile applications include point to point and point to multi-point digital data networking for distances to approximately 5 miles line-of-sight without the use of the digi-repeater option. Typical application uses for the ESTeem 95 are as follows:

Domestic: Industrial automation and inventory control.
International: Telephone by-pass and industrial automation.
Federal: Inventory and command control.

ADDITIONAL PRODUCTS AND SERVICES

The Company sells various accessories that support its EST product lines. Accessories are purchased from other manufacturers and resold by EST to support the application of ESTeem modems. Antennas, power supplies and cable assemblies are examples of such items. The Company also provides direct services to customers, such as repair and upgrade of ESTeem products. To assist in the application of ESTeem wireless modems the Company provides professional services, site survey testing, system start-up, and custom engineering services.

For operation in the United States, the ESTeem Radio Modems require Federal Communications Commission (FCC) Type Acceptance. The FCC Type Acceptance is granted for devices, which demonstrate operation within mandated, observed, and tested performance criteria. All of the Company's products requiring FCC Type Acceptance have been granted such acceptance, with the exception of the 192E, which is scheduled for FCC Type Acceptance application during the first quarter of 2001.

All ESTeem radio modem products, with the exception of the ESTeem 192S and 192E products, which are nonlicensed, spread spectrum wireless modems, require consumer licensing under Part 90 of the FCC Rules and Regulations, which must be applied for by the end user of the Company's products. The Company provides information to customers to assist in the application for FCC consumer licenses.

PRODUCT DEVELOPMENT

The Company's products compete in the rapidly changing technology environment of the communications industry, where standards and technologies are subject to rapid and unexpected changes. This environment results in it being necessary for the Company to be continually updating and enhancing existing products, as well as developing new products in order to remain competitive. Research and Development expenditures for new product development and improvements of existing products by the Company for 2000 and 1999 were $181,571 and $171,658, respectively. None of the Company's research and development expenses were directly paid for by any of the Company's customers. During 2000, the Company continued to contract with an independent, nonaffiliated, engineering company specializing in radio design, when that expertise was required.

During 2000, the Company's development resources were used primarily for the development of the ESTeem 192E, a spread spectrum, non-licensed, wireless, modem using the networking standard, Ethernet interface protocol, scheduled to be brought to market during the first quarter of 2001, to take advantage of perceived market opportunities for this type of product. This product is intended to augment the Company's existing products through the use of the Ethernet based, open network architecture, allowing the product to be used in broader variety of applications, such as "last mile" and building network applications. The Company plans on continued research and development expenditures and to undertake new development and improvement projects, as they become necessary.

MARKETING STRATEGY

The majority of the Company's products are sold and distributed directly from the Company's facility through direct sales to end users of the ESTeem products. The remainder of the Company's sales are through non-exclusive, non-stocking Resellers. Normally, approximately seventy percent of the Company's products are distributed through direct sales and thirty percent are through Resellers. Customers generally place orders on an "as needed basis". Shipping dates for most products are generally 5 to 10 working days after receipt of a customer order. As of December 31, 2000, the Company had a backlog of $33,000 in sales orders.

During 2000, the Company continued to advertise in trade publications specifically targeted at users of control, instrumentation, and automation systems worldwide, and public safety entities domestically. The Company's advertising is primarily targeted toward potential customers using Programmable Logic Controllers (PLCs). There are approximately twenty-five major PLC manufacturers worldwide. The Company also attends tradeshows each year specifically targeted toward the customers and markets in which it sells products. For 2001, the Company intends to continue marketing strategies targeted at existing markets of industrial controls and Mobile Data Computers for public safety networks. The Company maintains an Internet web site to provide easy access to product and technical information for both present and potential customers of the Company's products. Due to the variable configuration possibilities of the Company's products, and existing distributor relationships, the Company has not implemented an electronic commerce internet website. The Company provides technical support and service for ESTeem products through phone support, field technicians, and Internet sources. The Company believes high quality customer and technical support is necessary and vital to its business and the markets in which it competes. To maintain this high level of customer support the Company has in the past, and will continue in the future, to make investments and expenditures in support of its customer service programs.

The Company is continuing marketing activities directed towards all branches of the U.S. Government, including United States Armed Services. Examples of projects the Company's products have been included in the past are: flight-line maintenance for the United States Air Force, flight-line lighting for the United States Navy, command and inventory control for the United States Marine Corps, and the Automatic Identification Technology program for the United States Army.

Competition for the Company is variable according to the market of the communications industry in which its products are established or are entering. Due to the broad number of applications in which the Company's products perform, there are a resulting broad number of competitors in the electronics and communications industry. All of the markets in which the Company's products are sold are highly competitive. Management believes the ESTeem products compete favorably in the market because of performance, price, and adaptability of the products to a wide range of applications. The Company's major limitation in competing with other manufacturers is its limited marketing budget, which currently limits the Company's nationwide advertising and sales force presence.

MARKET INFORMATION FOR THE COMPANY'S COMMON STOCK

There is no established market for trading the Common Stock of the Company. The Common Stock is not regularly quoted in the automated quotation system of a registered securities system or association. The Common Stock of the Company is traded on the "over-the-counter" market and is listed on the electronic bulletin board under the symbol of "ELST". The following table illustrates the average high/low price of the Common Stock for the last two (2) fiscal years. The "over-the-counter" quotations do not reflect inter-dealer prices, retail mark-ups, commissions or actual transactions.
	Bid		Ask
	High	Low	High	Low
Fiscal year ended December 31, 2000
First Quarter	3.50	0.35	3.625	0.40
Second Quarter	1.75	0.4688	2.00	0.625
Third Quarter	0.7188	0.375	0.9375	0.50
Fourth Quarter	0.5313	0.375	0.6875	0.4063
Fiscal year ended December 31, 1999
First Quarter	0.375	0.2813	0.5313	0.2813
Second Quarter	0.4063	0.34	0.50	0.34
Third Quarter	0.35	0.34	0.4375	0.35
Fourth Quarter	0.36	0.35	0.4063	0.35

The above data was compiled from information obtained from the National Quotation Bureau, Inc. daily quotation service.

The approximate number of record holders of common stock of the Registrant as of February 1, 2001 was 580 persons/entities.

Electronic Systems Technology Inc. paid non-cumulative, cash distributions on July 9, 1999, July 9, 1998 and July 11, 1997, respectively, each equivalent to $0.01 per outstanding share. Dividends undertaken by the Company will be solely at the discretion of the Board of Directors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis is intended to be read in conjunction the Company's audited financial statements the integral notes thereto. The following statements may be forward- looking in nature and actual results may differ materially.

RESULTS OF OPERATIONS

GENERAL: The Company specializes in the manufacturing and development of wireless modem products. The Company offers a product line which provide innovative communication solutions for applications not served by existing conventional communication systems. The Company offers product lines in markets for process automation in commercial, industrial and government arenas domestically, as well as internationally, and domestically to public safety entities for mobile data computer terminal applications. The Company markets its products through direct sales, sales representatives, and domestic, as well as foreign, resellers. Operations of the Company are sustained solely from revenues received through sales of its products and services.

FISCAL YEAR 2000 vs. FISCAL YEAR 1999

GROSS REVENUES: Total revenues for the fiscal year 2000 were $1,584,665 reflecting a 10% increase from $1,434,393 gross revenues for fiscal year 1999. The increase is attributable primarily to increased product sales in 2000, of $1,310,524 as compared to 1999 sales of $1,239,390, reflecting an increase of 5%, as well as increases in Engineering Services and interest revenues received by the Company. Engineering Services during 2000 increased to $192,965 from 1999 levels of $134,521 due to an increase in the number and size of Engineering Service projects performed by the Company during 2000. Product sales increased during 2000 primarily from increased domestic sales to Industrial Automation and Public Safety Mobile Data Computer (MDC) projects. Management believes the increased sales and service revenues were a short-term result during 2000, which may not continue during 2001. Economic factors may cause reduced revenues from industrial automation customers having a negative impact on projects involving the Company revenues received from products and services.

In 2000, a majority of the Company's domestic sales were for industrial automation applications. An example of an industrial automation application is a city's water treatment operation. It is the opinion of Management that industrial automation applications will continue to provide the largest portion of the Company's revenues in the foreseeable future. The Company's domestic sales continue to be augmented by sales of the Company's products for mobile data computer systems to public entities, which accounted for 39% of the Company's domestic sales during 2000. An example of a mobile data computer system for a public entity is a local area network (LAN), between police department computer dispatch centers and individual police vehicles.

During 2000, the Company had $109,292 in foreign export sales, amounting to 7% of gross product and service revenues for the year. For year-end 1999, foreign export sales were $133,025 or 14% of gross product and service revenues for the year. In the opinion of Management, the continued decrease in foreign sales is due to the result of increased competition in foreign industrial automation markets. Products purchased by foreign customers were used primarily for use in industrial automation projects. Management believes the majority of foreign export sales are due to EST distributor efforts and the Company's Internet website presence. The geographic compositions of the Company's foreign export sales for 2000 and 1999 are shown in Note 6 to the Financial Statements.

In 2000, products purchased by U.S. Government agencies or by U.S. Government contractors amounted to $23,062 or 2%, of gross product and service revenues as compared with 1999 levels of $46,739, or 3% of gross product and service revenues. During 2000, products purchased by the U.S. Government were utilized primarily in airfield lighting control applications. Management believes the decrease in U.S. Government sales revenues was the result of lack of U.S. Government funding for, or discontinuance of, programs using the Company's products. The uncertain nature of U.S. Government purchasing, makes prediction and planning of revenues to be received from U.S. Government difficult to predict.

As of December 31, 2000, the Company had a backlog of $33,000. The Company's customers generally place orders on an "as needed basis". Shipment for most of the Company's products is generally made within 5 to 10 working days after receipt of customer orders.

COST OF SALES: Cost of Sales, as a percentage of gross sales, for the years of 2000 and 1999 was 56% and 51%, respectively. The cost of sales variation for 2000 is the result of both an increase in the cost of the Company's products due to increased prices paid for high demand components purchased during the first half of 2000, and a the product mix of the items sold during 2000 having a higher cost when compared with items sold during 1999.

INVENTORY: The Company's year-end inventory values for 2000 and 1999 were as follows:

	2000	1999

Parts	$415,673	$256,334
Work in Progress	43,110	52,279
Finished goods	103,163	48,877
TOTAL	$561,946	$357,490

The Company's objective is to maintain inventory levels as low as possible to provide maximum cash liquidity, while at the same time, meet production and delivery requirements. Approximately 25% of the Company's inventory at December 31, 2000 consisted of parts having lead times ranging from 12 to 28 weeks. Some parts are maintained at high levels to assure availability to meet production requirements, and accordingly, account for a significant portion of the inventory dollar amount. Based on past experience with component availability, current distributor relationships, and current inventory levels, the Company does not foresee shortages of materials used in production. However, developments in the electronic component marketplace, involving components used by the Company which are also used in cellular phones and paging devices, has the potential of creating negative component availability and delivery issues for the Company in the future. The Company has been able to procure parts on a timely basis as of the date of this report, however this cannot be guaranteed in the future and if shortages were to occur material interruption of production and consequently product delivery to customers could occur. Inventory levels increased significantly between year end 1999 and year end 2000 due to the Company purchasing increased amounts, at increased prices, high demand components necessary to produce the Company's products that are also used in the highly volatile cellular phone and pager marketplace. Inventory levels also increased due to purchase of components for the ESTeem 192E Ethernet based product under development during 2000.

For year-end 2000, purchases and costs allocated to cost of goods sold were $936,383 as compared to $605,240 in 1999. The increase in purchases and allocated costs is a result of increased purchases by the Company during 2000 due to increased inventory and component requirements.

OPERATING EXPENSES: Operating expenses, prior to allocation of expenses to Cost of Sales and Engineering Services, increased to $993,282 in 2000, from 1999 levels of $907,953. Material changes in expenses are comprised of the following components: Advertising expenses increased to $30,810 in 2000 from 1999 levels of $10,970 due to increased advertising frequency by the Company during 2000. Depreciation expense increased during 2000 to $40,604 from 1999 levels of $32,699 due to the Company acquiring additional depreciable assets late in 1999 and during 2000. Printing expenses decreased from 1999 levels of $15,220 to 2000 levels of $5,396 due to reduced printing services of marketing related material required by the Company during 2000. Professional services increased to $84,297 from 1999 levels of $69,785 due to increased subcontracted engineering services required for Research and Development projects. Repair and maintenance expenses increased in 2000 to $16,108 as compared to $12,826 in 1999, due to increased equipment and computer network repairs.

Salaries increased to $540,800 in 2000, from 1999 levels of $503,156, due to increased wages paid to engineering services employees based on a commission basis for engineering service revenues during 2000. Tradeshow expenses increased during 2000 to $19,873 from 1999 levels of $14,384, due to increased cost and frequency of tradeshows attended by the Company during 2000. Travel expenses for the Company increased to $72,351 during 2000 from 1999 levels of $56,292 due to increased travel expenses related to engineering services and increased marketing trips by the Company. The Company incurred bad debt expense of $ 117 during 2000 as compared with $1,155 during 1999.

FISCAL YEAR 1999 vs. FISCAL YEAR 1998

GROSS REVENUES: Total revenues for the fiscal year 1999 were $1,434,393 reflecting an 11% decrease from $1,631,298 gross revenues for fiscal year 1998. The decrease was attributed primarily to decreased product sales in 1999, of $1,239,390 as compared to 1998 sales of $1,485,381, reflecting a decrease of 17%. The product sales decrease during 1999 was primarily the result of decreased sales to U.S. Government, and foreign market segments. Management believes the decrease in U.S. Government sales revenue was the result of lack of U.S. Government funding for, or discontinuance of, programs using the Company's products.

In 1999, a majority of the Company's domestic sales were for industrial automation applications. It is Management's opinion that industrial automation applications will continue to provide the largest portion of the Company's revenues in the foreseeable future. The Company's domestic sales were also augmented by sales of the Company's products for mobile data computer systems to public entities, which accounted for 40% of the Company's domestic sales during 1999.

During 1999, the Company had $133,025 in foreign export sales, amounting to 10% of gross product and service sales for the year. For year-end 1998, foreign export sales were $214,396, or 14% of gross product sales for the year. It is Management's belief that foreign sales decreased due to the result of increased competition in foreign industrial automation markets. Products purchased by foreign customers were used primarily for use in industrial automation projects. Management believes the majority of foreign export sales are due to EST distributor efforts and the Company's Internet website presence.

In 1999 products purchased by U.S. Government agencies or by U.S. Government contractors amounted to $46,739 or 3%, of gross product sales compared with 1998 levels of $423,923, or 27%, of gross product sales. During 1999, Products purchased by the U.S. Government were utilized primarily in PC to PC (Personal Computer) networking. Management believes the decrease in U.S. Government sales revenues was the result of lack of U.S. Government funding for, or discontinuance of, programs using the Company's products.

COST OF SALES: Cost of Sales, as a percentage of gross sales, for the years of 1999 and 1998 was 51% and 47%, respectively. The cost of sales variation for 1999 was the result of the Company reducing sales prices of the ESTeem products during 1999, and the product mix of items sold during 1999 having a higher cost than 1998.

For year-end 1999, purchases and costs allocated to cost of goods sold were $605,240 as compared to $758,870 in 1998. The decrease in purchases and allocated costs is a result of decreased purchases by the Company during 1999 due to lower than expected sales volume during most of the year. Also when compared with 1998, more of the Company's salaries and wages expense previously classified as manufacturing support, were in 1999 allocated to research and development projects and engineering projects ultimately billed to customers.

OPERATING EXPENSES: Operating expenses, prior to allocation of expenses to Cost of Sales and Engineering Services, increased to $907,953 in 1999, from 1998 levels of $885,416. Material changes in expenses were comprised of the following components: Advertising expenses decreased to $10,970 in 1999 from 1998 levels of $37,149 due to continued reduced advertising frequency by the Company during 1999. Supplies and materials expenses increased during 1999 to $21,875 in 1999, from $15,568 in 1998 due to increased research and development projects requiring such material. Professional services increased to $69,785 from 1998 levels of $66,210 due to increased subcontracted engineering services and year-end audit fees. Printing expenses increased to $15,220 during 1999 from 1998 levels of $7,082 primarily due to the redesign of the Company's brochure items and increased marketing mailings by the Company. Repair and maintenance expenses decreased in 1999 to $12,826 as compared to $18,259 in 1998, due to decreased equipment repairs.

Salaries increased to $503,156 in 1999, from 1998 levels of $467,118, due to increased wages paid to engineering services employees, wages paid on a commission basis based on engineering service revenues during 1999, and planned wage increases for Company employees. Travel expenses for the Company increased to $56,292 during 1999 from 1998 levels of $50,847 due to increased travel expenses related to engineering services and increased marketing trips by the Company. The Company incurred bad debt expense of $1,155 during 1999 and did not incur any such expense during 1998.

LIQUIDITY AND CAPITAL RESOURCES

The Company's revenues and expenses resulted in net income of $23,944 for 2000, reflecting a 54% decrease from the $52,301 net income of 1999. The reduction in net income is a result of increased costs of goods sold reducing gross profit margins, and operating expenses during 2000 when compared with 1999. Management believes that operating expenses are expected to increase and negatively impact net income due to increased research and development and marketing expenditures during 2001. At December 31, 2000, the Company's working capital was $2,125,411 compared with $2,090,155 at December 31, 1999. Increased working capital is attributable to increased accounts receivable and inventory levels as compared with year-end 1999. The Company's operations rely solely on the income generated from sales. The Company's major capital resource requirements are maintaining inventory levels adequate for production and payment of employee salaries. Extended availability for components critical for production of the Company's products, ranging from 12 to 35 weeks, require the Company to maintain high inventory levels. It is Management's opinion that the Company's working capital as of December 31, 2000 is adequate for expected resource requirements for the next twelve months.

The Company's current asset to current liability ratio at December 31, 2000 was 22.3:1 compared to 34.2:1 at December 31, 1999. The current asset ratio decrease is the result of increased trade accounts payable levels at the end of 2000 when compared with year-end 1999.

The Company's cash resources at December 31, 2000, including cash and cash equivalent liquid assets, were $1,452,287, decreased from cash resources of $1,624,728 at year end 1999. The decreased cash resources at year end are the result of the Company's cash resources being converted to increased inventory and fixed assets during year, as well as timing differences in accounts receivable collection cycles, when compared with year-end 1999. Cash flows were provided by the Company's net income of $23,944, and additional paid in capital received from exercise of Company stock options in the amount of $39,450. Cash flows were offset primarily by increases to inventory of $204,456 and additions to property plant and equipment of $71,323.

The Company's trade accounts receivable, adjusted for allowance for uncollectible accounts, at December 31, 2000, were $183,627, compared to $154,788 at year-end 1999. The increase is the result of timing differences in collection accounts receivable cycles between December 31, 2000 and December 31, 1999. Management believes that all of the Company's accounts receivable as of December 31, 2000, are collectible.

The Company believes the level of risk associated with customer receipts on export sales is minimal. Foreign shipments are made only after payment has been received, irrevocable letter of credit terms have been pre-arranged, or on Net 30 terms to foreign offices of domestic companies with which the Company has an existing relationship. Foreign orders are generally filled as soon as they are received, therefore, foreign exchange rate fluctuations do not impact the Company.

Inventory level as of December 31, 2000, was $561,946, reflecting an increase from December 31, 1999, levels of $357,490. The inventory level increase is due primarily to the Company purchasing increased amounts, at increased prices, of high demand components necessary to produce the Company's products that were also used in the highly volatile cellular phone and pager marketplace. Inventory levels also increased due to purchase of components for the ESTeem 192E Ethernet based product under development during 2000.

The Company had capital expenditures during year 2000 of $71,323, primarily for equipment used for research/development and upgrades to the Company's computer network. The Company intends on investing in additional capital equipment as it is deemed necessary to support development and manufacture of the ESTeem Modem. As of December 31, 2000, the Company's current liabilities were $99,725, increased from 1999 year-end levels of $62,963. The increase is due to increased levels of trade accounts payable at year-end 2000.

The Company has a General Services Administration (GSA) contract to sell goods to the U.S. Government. This contract is a fixed price, indefinite quantity and delivery agreement. The current contract runs through February 2004. Projections regarding liquidity, profitability, and material purchases are based on past history of annual purchases. Due to the uncertain nature of Federal Government purchasing, procurement of material and production planning is adjusted quarterly based on demand. It is Management's opinion that the majority of Federal Government purchases in 2001 will be pursuant to the Company's GSA contract.

The Company's operations were not adversely effected by inflation during 2000. No adverse affect is anticipated during 2001.

FORWARD LOOKING STATEMENTS: The above discussion may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the factors discussed above, among other factors that could cause actual results to differ materially are the following: competitive factors such as rival wireless architectures and price pressures; availability of third party component products at reasonable prices; inventory risks due to shifts in market demand and/or price erosion of purchased components; change in product mix, and risk factors that are listed in the Company's reports and registrations statements filed with the Securities and Exchange Commission.

INDEX TO FINANCIAL STATEMENTS

ACCOUNTANTS' REPORT ON THE FINANCIAL STATEMENTS	1

BALANCE SHEETS	2-3

STATEMENT OF OPERATIONS	4-5

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	6

STATEMENT OF CASH FLOWS	7-8

NOTES TO FINANCIAL STATEMENTS	9-19

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

Electronic Systems Technology, Inc.

415 N. Quay - Suite 4

Kennewick, WA 99336

We have audited the accompanying balance sheets of ELECTRONIC SYSTEMS TECHNOLOGY, INC. as of December 31, 2000 and 1999, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ELECTRONIC SYSTEMS TECHNOLOGY, INC. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles.

ROBERT MOE & ASSOCIATES, P.S.

Spokane, Washington

February 7, 2001

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

BALANCE SHEETS
December 31, 2000 and 1999

ASSETS
	2000	1999
CURRENT ASSETS
Cash	$ 9,166	$ 6,650
Money market investment	388,024	643,642
Certificate of Deposit	1,055,097	974,436
Accounts receivable, net of allowance for uncollectibles
of $1,284 - 2000, and $1,284 - 1999	183,627	154,788
Inventory	561,946	357,490
Accrued interest	9,522	5,415
Prepaid insurance	8,221	4,048
Prepaid expenses	2,900	1,604
Prepaid federal income taxes	6,633	5,045
Total current assets	2,225,136	2,153,118

PROPERTY & EQUIPMENT
Leasehold improvements	13,544	13,544
Laboratory equipment	385,449	316,831
Furniture & fixtures	16,098	16,173
Dies & molds	77,396	77,396
	492,487	423,944
Less accumulated depreciation	316,765	278,821
	175,722	145,123

OTHER COSTS
Patent costs, net of amortization of $1,671 - 2000
and $1,562 - 1999	606	715
Deposits	340	340
Capitalized software costs of $72,620 - 2000 net of
amortization of $66,553; $72,620 - 1999 net of amortization of $64,201	6,067	8,419
	7,013	9,474
TOTAL ASSETS	$ 2,407,871	$ 2,307,715

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

BALANCE SHEETS
December 31, 2000 and 1999

LIABILITIES AND STOCKHOLDERS' EQUITY
	2000	1999
CURRENT LIABILITIES
Accounts payable	$ 78,103	$ 36,607
Accrued payroll	2,332	2,622
Accrued payroll taxes	1,415	1,330
Accrued excise taxes payable	-	7,178
Accrued vacation pay	16,960	14,410
Deferred taxes payable	915	816
Total current liabilities	99,725	62,963

STOCKHOLDERS' EQUITY
Common stock $.001 par value 50,000,000 shares
authorized, 5,068,667 – 2000, and 4,953,667 – 1999
shares issued and outstanding	5,069	4,954
Additional paid-in capital	933,464	894,129
Retained earnings	1,369,613	1,345,669
	2,308,146	2,244,752
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,407,871	$ 2,307,715

The accompanying notes are an integral part of this statement

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
STATEMENT OF OPERATIONS
For the years ended December 31, 2000, 1999 and 1998

	2000	1999	1998

SALES	$ 1,310,524	$ 1,239,390	$ 1,485,381

COST OF SALES
Beginning inventory	357,490	385,365	319,127
Purchases and allocated costs	936,383	605,240	758,870
	1,293,873	990,605	1,077,997
Ending inventory	561,946	357,490	385,365
	731,927	633,115	692,632

GROSS PROFIT	578,597	606,275	792,749

OPERATING EXPENSES
Advertising	30,810	10,970	37,149
Amortization	2,461	3,124	2,579
Bad debt	117	1,155
Commissions- sales	972	1,712	23,046
Dues & Subscriptions	659	1,122	4,191
Depreciation	40,604	32,699	31,630
Insurance	9,751	10,582	7,451
Materials & supplies	20,336	21,875	15,568
Office & administration	12,517	12,734	11,692
Printing	5,396	15,220	7,082
Professional services	84,297	69,785	66,210
Rent & utilities	33,692	32,027	30,709
Repair & maintenance	16,108	12,826	18,259
Salaries	540,800	503,156	467,118
Taxes	91,692	98,314	87,494
Telephone	10,846	9,976	10,377
Trade shows	19,873	14,384	14,374
Travel expenses	72,351	56,292	50,487
	993,282	907,953	885,416
Expenses allocated to cost of sales	(322,508)	(278,005)	(255,950)
	670,774	629,948	629,466

OPERATING INCOME (LOSS)	(92,177)	(23,673)	163,283

The accompanying notes are an integral part of this statement.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

STATEMENT OF OPERATIONS
For the years ended December 31, 2000, 1999 and 1998

	2000	1999	1998

OTHER INCOME
Interest income	$ 79,144	$ 60,482	$ 72,364
Site support reimbursement net of allocated costs	40,531	28,750	4,921
Loss on disposition of assets	(120)	-	-
Recovery from marketable securities litigation	2,032	-	2,211
	121,587	89,232	79,496
INCOME BEFORE PROVISION FOR FEDERAL INCOME TAXES	29,410	65,559	242,779

PROVISION FOR FEDERAL INCOME TAXES	5,466	13,258	79,852

NET INCOME	$ 23,944	$ 52,301	$ 162,927

BASIC EARNINGS PER SHARE	$ -	$ 0.01	$ 0.03

DILUTED EARNINGS PER SHARE	$ -	$ 0.01	$ 0.03

The accompanying notes are an integral part of this statement.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
January 1,1998 through December 31, 2000

			Amount
	Common Stock		Paid-In	Retained
	Shares	Amount	Capital	Earnings	TOTAL

BALANCE AT
January 1, 1998	4,953,667	$ 4,954	$ 894,129	$ 1,229,515	$ 2,128,598

CASH DISTRIBUTION DECLARED $0.01 per share

	-	-	-	(49,537)	(49,537)

NET INCOME December 31, 1998
	-	-	-	162,927	162,927
	4,953,667	4,954	894,129	113,390	113,390
CASH DISTRIBUTION DECLARED $0.01 per share

	-	-	-	(49,537)	(49,537)

NET INCOME December 31, 1999
	-	-	-	52,301	52,301
	4,953,667	4,954	894,129	116,154	116,154

STOCK OPTIONS EXERCISED
	115,000	115	39,335	-	39,450

NET INCOME December 31, 2000
	-	-	-	23,944	23,944

BALANCE AT December 31, 2000
	5,068,667	$ 5,069	$ 933,464	$ 1,369,613	$ 2,308,146

The accompanying notes are an integral part of this statement.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
STATEMENT OF CASH FLOWS
For the years ended December 31, 2000, 1999 and 1998

	2000	1999	1998
CASH FLOWS PROVIDED (USED) IN OPERATING ACTIVITIES:

Net income	$ 23,944	$ 52,301	$ 162,927
Noncash expenses included in income:
Depreciation	40,604	32,699	31,630
Amortization	2,461	3,123	2,579
Deferred income taxes	99	1,303	(487)
Loss on disposition of assets	120	-	-
Decrease (increase) in current assets:
Accounts receivable, net	(28,839)	226,598	(112,407)
Inventory	(204,456)	27,875	(66,238)
Other current assets	(11,164)	(3,022)	(2,478)
Increase (decrease) in current liabilities:
Accounts payable, accrued expenses and other current liabilities	36,663	(10,483)	20,212

Deferred income	-	(25,017)	25,017
Federal Income taxes payable	-	(14,510)	(10,283)
Net cash (used) provided by operating activities	(140,568)	290,867	50,472

CASH FLOWS PROVIDED (USED) IN INVESTING ACTIVITIES:

Deposit	-	26,250	(26,250)
Capitalized software	-	(3,725)	(4,043)
Additions to property & equipment	(71,323)	(65,508)	(11,021)
Net cash used in investing activities	(71,323)	(42,983)	(41,314)

CASH FLOWS PROVIDED (USED) IN FINANCING ACTIVITIES:

Distributions paid	-	(49,537)	(49,537)
Stock options exercised	39,450	-	-
Net cash provided (used) in financing activities	39,450	(49,537)	(49,537)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(172,441)	198,347	(40,379)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,624,728	1,426,381	1,466,760

CASH AND CASH EQUIVALENTS AT ENDING OF PERIOD	$ 1,452,287	$ 1,624,728	$ 1,426,381

The accompanying notes are an integral part of this statement.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

STATEMENT OF CASH FLOWS
For the years ended December 31, 2000, 1999, and 1998

	2000	1999	1998

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:

Cash paid during the year for:
Interest	-	-	-
Income taxes	$ 6,955	$ 30,510	$ 90,693

Cash and cash equivalents:
Cash	$ 9,166	$ 6,650	$ 6,642
Money market	388,024	643,642	297,122
Certificate of deposit (initial maturity = 3 months or less)	1,055,097	974,436	909,506

Commercial paper (initial maturity = 3 months or less)	-	-	213,111

	$ 1,452,287	$ 1,624,728	$ 1,426,381

The accompanying notes are an integral part of this statement.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

Business Organization: The Company was incorporated under the laws of the State of Washington on February 10, 1984, primarily to develop, produce, sell and distribute wireless modems that will allow communication between peripherals via radio frequency waves.

Accounting Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition: The Company recognizes revenue from product sales upon shipment to the customer. Revenues from site support are recognized as the Company performs the services in accordance with agreement terms.

Allowance for Uncollectible Accounts: The Company uses the reserve method for recording allowance for uncollectible accounts. The amount included in Allowance for Uncollectible Accounts consists of $1,284 as of December 31, 2000, and $1,284 as of December 31, 1999.

Inventory: Inventories are stated at lower of cost or market with cost determined using the FIFO (first in, first out) method. Inventories consisted of the following:
	2000	1999
Parts	$ 415,673	$ 256,334
Work in Progress	43,110	52,279
Finished goods	103,163	48,877
	$ 561,946	$ 357,490

Property and Equipment: Property and equipment are carried at cost. Deprecation is computed using the straight-line method over the estimated useful lives of the assets. The useful life of property and equipment for purposes of computing depreciation is five to seven years. The useful life for leasehold improvements is thirty-one and one-half years. The Company periodically reviews its long-lived assets for impairment and, upon indication that the carrying value of such assets may not be recoverable, recognizes an impairment loss by a charge against current operations.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFIANT ACCOUNTING POLICIES

(Continued)

Patent Costs: Expenses incurred in connection with the patent have been capitalized and are being amortized over 17 years.

Research and Development: Research and development costs are expensed as incurred. Research and development expenditures for new product development and improvements of existing products by the Company for 2000, 1999, and 1998 were $181,571, $171,658, and $139,675 respectively.

Earnings (Loss) Per Common Share: Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The primary weighted average number of common shares outstanding was 5,636,064, 5,539749, and 5,577.694 for the years ended December 31, 2000, 1999, and 1998 respectively.
	For the Year Ended 2000
	Income (Numerator)	Shares (Denominator)	Per-Share Amount

Basic EPS Income available to common stockholders	$ 23,944	5,056,064	$ -

Diluted EPS Income available to common Stockholder + assumed conversion	$ 23,944	5,636,064	$ -

Capitalized Software Costs: In August, 1985, the Statement of Financial Accounting Standards No. 86, was issued by the Financial Accounting Standards Board (FASB), directing that the costs of creating a computer software product to be sold, leased, or otherwise marketed, and which are incurred after the product's technological feasibility has been established, be capitalized. During 1986 the Company adopted this statement as permitted by the FASB No. 86 and, accordingly, capitalized all costs subsequent to 1985. Costs incurred prior to 1986 are not permitted to be capitalized by FASB No. 86 and the Company has not capitalized such costs. All costs capitalized under FASB No. 86 are required to be amortized over their estimated revenue-producing lives, not to exceed five years, beginning on the date the product is available for distribution to customers.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Amortization of capitalized software costs charged to expenses for periods presented is as follows:
1986	$ 3,234
1987	4,865
1988	9,080
1989	10,501
1990	9,527
1991	7,358
1992	6,219
1993	1,719
1994	288
1995	1,728
1996	1,728
1997	2,470
1998	2,470
1999	3,014
2000	2,352
$ 66,553

Cash and Cash Equivalents: Cash and cash equivalents consist of cash, certificates of deposit, time deposits, commercial paper and other money market instruments. The Company invests its excess cash in deposits with major banks, and commercial paper of investment grade companies and, therefore bears minimal risk. These securities have original maturity dates not exceeding three months. Such investments are stated at cost, which approximates fair value, and are considered cash equivalents for purposes of reporting cash flows.

Advertising Costs: Costs incurred for producing and communicating advertising are expensed when incurred.

Other Comprehensive Income: The Company does not have other revenues, expenses, gains, and losses that require disclosure under SFAS No. 130 as other comprehensive income.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

2. FEDERAL INCOME TAXES

Effective as of January 1, 1992 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109 Accounting for Income taxes which establishes generally accepted accounting principles for the financial accounting measurement and disclosure principles for income taxes that are payable or refundable for the current year and for the future tax consequences of events that have been recognized in the financial statements of the Company and past and current tax returns. The change had no effect on prior years results.

The provision for Federal Income Taxes consisted of:
	2000	1999	1998
Currently payable	$ 5,367	$ 11,955	$ 80,339
Deferred	99	1,303	(487)
Provision for Federal Income taxes	$ 5,466	$ 13,258	$ 79,852

The components of the net deferred tax (assets) liability at December 31, were as follows:
	2000	1999	1998
Depreciation	$ 19,464	$ 19,189	$ 18,324
Accrued vacation payable	(5,766)	(4,900)	(5,338)
Allowance for uncollectable accounts receivable	(437)	(437)	(437)
Unused capital loss carry forward	(12,346)	(13,036)	(13,036)
	$ 915	$ 816	$ (487)

The differences between the provision for income taxes and income taxes computed using the U.S. Federal Income tax rate were as follows:
	2000	1999	1998
Amount computed using the statutory rates	$ 5,367	$ 11,955	$ 80,339
Increase (reduction):
Deferred tax (asset) liability	99	1,303	(487)
Provision for Federal Income Taxes	$ 5,466	$ 13,258	$ 79,852
  PUBLIC OFFERING OF COMMON STOCK

The Company sold 3,000,000 shares of its unissued common stock to the public on November 12, 1984. An offering price of $.30 per share was arbitrarily determined by the underwriter.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

4. COMPENSATED ABSENCES

FASB Statement No. 43 requires employers to accrue a liability for employees' compensation for certain future absences. Liabilities for vacation pay in the amounts of $16,960 and $14,410 have been accrued as of December 31, 2000 and 1999, respectively.

5. LEASES

The Company has no obligation under capital lease arrangements.

The Company rents its facility under a three (3) year operating lease commencing on the 1st day of December 1999. The Company leases the facility from the Port of Kennewick, with the assistance of federal economic development funds (EDA), has constructed a building for the purpose of leasing space to new or expanding high tech. and electronic industries. The Company will pay as rental for 6,275 square feet of building space the sum of $28,784 per year, payable monthly in advance at the rate of $2,197.51 per month. A leasehold tax of $282.16 per month is due in addition to the $2,197.51 monthly rent. For the second and any following years of the renewed term, the parties agree that any rental amounts be increased by the Consumer Price Index - Pacific Cities and U.S. City Average-All Items Indexes using the U.S. City Average for the 12 month period preceding. The rental expenses for 2000, 1999, and 1998 were as follows: 2000 = $28,784; 1999 = $27,332; 1998 = $25,993.

The following is a schedule of estimated future minimum rental payments required under the above operating leases over the next five (5) succeeding fiscal years:
Year ending December 31	Amount
2001	$ 29,830
2002	3,197
2003	-
2004	-
2005	-

6. FOREIGN SALES

The Company's revenues fall into three major customer categories, Domestic, Export, and U.S. Government sales. A percentage breakdown of E.S.T.'s major customer categories for the years of 2000 and 1999, are as follows:
	2000	1999
Domestic sales	91%	87%
Export sales	2%	10%
U.S. Government sales	7%	3%

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

6. FOREIGN SALES (continued)

The geographic distribution of foreign sales for 2000 and 1999 are as follows:
	2000	1999
	%	%
Austrialia	14	0
Brazil	13	24
Canada	27	7
Croatia	0	10
Ecuador	1	5
India	3	0
Indonesia	2	8
Israel	3	3
Kuwait	0	2
Mexico	8	21
South Korea	21	10
Taiwan	3	6
Thailand	0	4
Turkey	5	0
  PROFIT SHARING SALARY DEFERRAL 401-K PLAN

  The Company sponsors a Profit Sharing Plan and Salary Deferral 401-K plan and trust. All employees over the age of 21 are eligible. The Company is not making contributions under the current plan agreement.

  ELECTRONIC SYSTEMS TECHNOLOGY, INC.

  NOTES TO FINANCIAL STATEMENTS

  STOCK OPTIONS

On February 7, 1997 stock options to purchase shares of the Company's common stock were granted to individual employees and directors with no less than three years continuos tenure. The options have an exercise price of $.28 per share. Options may be exercised any time during the period from February 7, 1997 through February 7, 2000. Following is a summary of transactions:
Shares under Option
Outstanding, beginning of year	210,000
Granted during year	-
Canceled during year	(145,000)
Exercised during year	(65,000)
Outstanding, end of year	-

On February 6, 1998 stock options to purchase shares of the Company's common stock were granted to individual employees and directors with no less that three years continuous tenure. The options have an exercise price of $0.41 per share. Options may be exercised any time during the period from February 6, 1998 through February 5, 2001. Following is a summary of transactions:
Shares under Option
Outstanding, beginning of year	210,000
Granted during year	-
Canceled during year	(20,000)
Exercised during year	(25,000)
Outstanding, end of year	165,000

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

  STOCK OPTIONS (continued)

On February 12, 1999, stock options to purchase shares of the Company's common stock were granted to individual employees and directors which no less than three years continuous tenure. The options have an exercise price of $0.44 per share. Options may be exercised any time during the period from February 12, 1999 through February 11, 2002. Following is a summary of transactions:

Shares under Option
Outstanding, beginning of year	220,000
Granted during year	-
Canceled during year	-
Exercised during year	(25,000)
Outstanding, end of year	195,000

On February 11, 2000 stock options to purchase shares of the Company's commons stock were granted to individual employees and directors with no less that three years continuous tenure. The options have an exercise price of $2.81per share. Options may be exercised any time during the period from February 11,
2000 through February 10, 2003. Following is a summary of transactions:
Shares under Option
Outstanding, beginning of year	-
Granted during year	220,000
Canceled during year	-
Exercised during year	-
Outstanding, end of year	220,000

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

9. STOCK OPTIONS (continued)
	2000	1999	1998
Option price range at end of year	$.41 to $2.81	$ .28 to $.44	$ .28 to $.41
Option range for exercised shares	$.28 to $2.81	None exercised	None exercised
Weighted average fair value of
Options granted during the year	$2.81	$0.44	$0.41

The following table summarizes information about fixed-price stock options outstanding at December 31, 2000:

Range of exercise prices	Number exerciseable and outstanding	Weighted average remaining contractual	Weighted average exercise
$ 0.41	165,000	1 years	$ 0.41
$ 0.44	195,000	2 years	$ 0.44
$ 2.81	220,000	3 years	$ 2.81

After termination of employment, stock options may be exercised within 90 days. During the 12 month ended December 31, 2000; 165,000 shares under option expired and 115,000 shares under option were exercised. At December 31, 2000 there are 580,000 shares reserved for future exercises.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards
No.123, ‘Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No.
123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

	2000	1999	1998
Net earnings - as reported	$ 23,944	$ 52,301	$ 162,927
Net earnings - pro forma	(126,919)	7,401	129,711
Earnings per share - as reported	-	0.01	0.03
Earnings per share - pro forma	(0.02)	0.01	0.03

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000; dividend yield equaled 0;
  expected volatility of 247% risk-free interest rate of 5%; and expected lives of 3 years.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

  EMPLOYEE PROFIT SHARING BONUS PROGRAM (NON-QUALIFIED)

    On December 11, 1992 the Board of Directors revised the Employee Profit Sharing bonus Program as follows. The Company makes contributions to the Program in accordance with the following formula: After the Company's "net profit before tax" reaches $100,000; the Company sets aside $10,000 for the Program. Thereafter, the Company adds 8% of the "net profit before tax" to the Program.

NET PROFIT	COMPENSATION TO FUND
$ 100,000	$10,000 + 8% OF AMOUNT OVER $100,000 NET PROFIT

            10.CONCENTRATIONS OF CREDIT RISK

  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable. As of December 31, 2000; the Company had cash and cash equivalents with Bank of America with a combined balance of $891,327 which is $791,327 in excess of the FDIC insured amount. At December 31, 2000 the Company had cash deposits with Pioneer Bank with a balance of $131,848 which is $31,848 in excess of the FDIC insured amount. Additionally, at December 31, 2000 the Company had cash deposits with Community First Bank with a balance of $287,900 which is $187,900 in excess of the FDIC insured amount. At December 31, 2000 the Company had cash deposits with Piper Jaffray with a balance of $140,312 which is not FDIC insured.

  Concentrations of credit risk with respect of trade accounts receivable are generally diversified due to the geographic dispersion of the Company's customer base.

  11. RELATED PARTY TRANSACTONS

  For the years ended December 31, 2000, 1999, and 1998; services in the amount of $96,853, $51,563, and $106,166 respectively were contracted with a manufacturing process company of which the owner/president is a member of the Board of Directors of Electronic Systems Technology, Inc.

  The Company purchases certain key components necessary for the production of its products from a sole supplier. The components provided by the suppliers could be replaced or substituted by other products, if it became necessary to do so. It is possible that if this action became necessary, a material interruption of production and/or material cost expenditures could take place.

  ELECTRONIC SYSTEMS TECHNOLOGY, INC.

  NOTES TO FINANCIAL STATEMENTS

  12. MARKETABLE SECURITIES

  The Company was included in the class action suit settlement against the manager of the Company's marketable securities investments, Piper Jaffray. The Company received settlement payments of $11,288 during 1996 and $1,633 during 1997, and $2,211 during 1998, $0.00 during 1999, and $2,032 during 2000.

  13. NOTE - CASH DISTRIBUTION

  On June 11, 1999 the Company declared a one-time, non-cumulative, cash distribution to shareholders of record as of June 25, 1999 of $0.01 per share of common stock, with payable date of July 9, 1999. The payment of the cash distribution was completed by July 9, 1999 for a total dollar value of $49,537.

  ELECTRONIC SYSTEMS TECHNOLOGY, INC.

  SELECTED FINANCIAL DATA
For the five years ended December 31,

	2000	1999	1998	1997	1996

Sales	$ 1,310,524	$ 1,239,390	$ 1,485,381	$ 1,337,303	$ 1,190,304

Gross Profit	578,597	606,275	792,749	762,140	699,453

Income (Loss) before provision for income taxes	29,410	65,559	242,779	247,760	234,456

Provision for income taxes	5,466	13,258	79,852	81,559	75,721

Net income	23,944	52,301	162,927	166,201	158,735

Net income per share	-	0.01	0.03	0.03	0.03

Weighted average number of shares outstanding	5,636,064	5,539,749	5,577,694	5,521,283	5,478,558

Total assets	2,407,871	2,307,715	2,354,145	2,205,811	2,042,709

Long-term debt and capital lease obligations	-	-	-	-	-

Stockholders' equity	2,308,146	2,244,752	2,241,988	2,128,598	2,011,934

Stockholders' equity per share	0.46	0.45	0.45	0.43	0.41

Working capital	2.125411	2,090,155	2,119,569	1,988,266	1,861,527

Current ratio	22.3:1	34.2:1	25.3:1	26.7:1	61.5:1

Equity to total assets	96%	97%	95%	96%	98%

  CONSENT OF CERTIFIED PUBLIC ACCOUNTANTS

  Board of Directors

  Electronic Systems Technology, Inc.

  Kennewick, Washington

  We hereby consent to the use of our opinion, dated February 7, 2001 on the financial statements of ELECTRONIC SYSTEMS TECHNOLOGY, INC. for the years ended December 31, 2000 and 1999 in the Form 10-KSB.

  ROBERT MOE & ASSOCIATES, P.S.

  Spokane, Washington

  February 7, 2001

  CORPORATE DIRECTORY

  DIRECTORS

  Tommy L. Kirchner
  President
  Chief Executive Officer
  Electronic Systems Technology Inc.

  Robert Southworth
  Patent Attorney
  U.S. Department of Energy

  Melvin H. Brown
  President
  Chief Executive Officer
  Manufacturing Services, Inc.

  Jon Correio
  Manager, Finance & Administration
  Electronic Systems Technology, Inc.

  John L. Schooley
  President
  Chief Executive Officer
  President of Remtron, Inc.

  EXECUTIVE OFFICERS

  T. L. Kirchner
  President
  Chief Executive Officer

  Jon Correio
  Secretary/Treasurer

  CORPORATE HEADQUARTERS

  Electronic Systems Technology, Inc.
  415 N. Quay Street, Suite 4
  Kennewick, Washington 99336
  (509) 735-9092
  (509) 783-5475 (Facsimile)

  INDEPENDENT AUDITORS

  Robert Moe and Associates, P.S.
  305 IBM Building
  West 201 North River Drive
  Spokane, Washington 99201

  TRANSFER AGENT

  Computershare Investor Services
  Transfer Operations Office
  12039 West Alameda Parkway, Suite Z-2
  Lakewood Colorado 80228
  (303) 986-5400

  The Transfer Agent should be contacted for questions regarding changes in address, name, or ownership, lost certificates, and consolidation of account. When corresponding with the Transfer Agent, shareholders should state the exact name(s) in which the stock is registered and certificate number of the certificate(s).

  FORM 10-K

  A copy of the Company's Form 10-KSB, as filed with the Securities and Exchange Commission, is available upon request.

  CORPORATE AND INVESTOR INFORMATION

  Please direct inquiries to:

  Investor Relations Department
  Electronic Systems Technology, Inc.
  415 N. Quay Street
  Kennewick, Washington 99336

  ANNUAL MEETING

  The annual meeting of stockholders of Electronic Systems Technology, Inc. will be held at 3:00 p.m. on June 1, 2001, at:

  Westcoast Hotel
  1101 N. Columbia Center Blvd.
  Kennewick, Washington 99336

  All stockholders are encouraged to attend.